UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number: 000-51933

LABOPHARM INC.
(Translation of Registrant's Name into English)

480 Armand-Frappier Blvd.
Laval, Québec, Canada
H7V 4B4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

TABLE OF CONTENTS

Exhibit	Description

99.1	Covenant Not to Sue for Patent Infringement dated January 1, 2007

99.2	Covenant Not to Sue for Patent Infringement dated October 1, 2008

99.3	Exclusive License Agreement between Labopharm Europe Limited and Purdue Pharma Products L.P.

99.4	Senior Loan and Security Agreement between Labopharm USA, Inc. and Hercules Technology Growth Capital, Inc.

99.5	Master Supply Agreement between Labopharm and Confab Laboratories Inc.

99.6	Manufacture & Supply Agreement for Contramid

99.7	License Agreement between Labopharm and Aziende Chimiche Riunite Angelini Francesco - A.C.R.A.F.S.P.A.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: September 4, 2009	By:	/s/ Frédéric Despars
Name: Mr. Frédéric Despars
Title: Vice-president, General Counsel and Corporate Secretary